UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File Number 1-10706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMERICA INCORPORATED
Comerica Bank Tower
1717 Main Street
MC 6404
Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan

Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Signature
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)
* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Comerica Incorporated Preferred Savings Plan
Years Ended December 31, 2015 and 2014
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated Preferred Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Audit Committee
Comerica Incorporated

We have audited the accompanying statements of net assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Comerica Incorporated Preferred Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Comerica Incorporated Preferred Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

Dallas, Texas
June 23, 2016

Comerica Incorporated Preferred Savings Plan
Statements of Net Assets Available for Benefits

December 31	2015	2014
Assets
Investments:
Investments in master trust, at fair value	$1,050,645,905	$1,057,072,059
Investments in master trust, at contract value	129,493,139	135,154,211
Total investments	1,180,139,044	1,192,226,270

Receivables:
Accrued income receivable	511,536	512,846
Notes receivable from participants	27,417,146	27,765,352
Total receivables	27,928,682	28,278,198
Net assets available for benefits	$1,208,067,726	$1,220,504,468
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Statements of Changes in Net Assets Available for Benefits

Years Ended December 31	2015	2014
Additions
Participant contributions	$47,098,808	$44,846,998
Employer contributions	21,902,928	20,775,431
Interest income on notes receivable from participants	1,112,622	1,103,132
Total additions	70,114,358	66,725,561

Deductions
Distributions to participants	70,719,396	78,049,625
Transaction fees and expenses	149,235	145,627
Other deductions	277,087	27,124
Total deductions	71,145,718	78,222,376

Plan interest in master trust investment (loss) income	(11,405,382)	66,910,930
Net (decrease) increase for the year	(12,436,742)	55,414,115
Net assets available for benefits:
Beginning of year	1,220,504,468	1,165,090,353
End of year	$1,208,067,726	$1,220,504,468
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
1. Description of the Plan
The Comerica Incorporated Preferred Savings Plan (the Plan) is a 401(k) plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Information about the Plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned “Comerica Incorporated Preferred Savings 401(k) Plan." Copies of the summary plan description are available on the Internet at www.comericaretirement.com.
Effective January 1, 2011, the Corporation transferred the Plan's profit sharing feature to a separate plan, the Comerica Incorporated Retirement Account Plan (the Retirement Account Plan), and retained the traditional 401(k) feature. The Comerica Incorporated Defined Contribution and Preferred Savings Trust (the Master Trust) is a master trust that holds the assets of both plans.
Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts remain fully vested and non-forfeitable.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and the summary plan description for more complete information.
Eligibility
Employees are generally eligible to participate in the Plan on the first day of the first payroll period commencing on or after the first day of the month coincident with or following six consecutive calendar months of service.
Participant Contributions and Accounts
Participants may make pre-tax contributions and/or Roth contributions to the Plan through payroll deductions. Total contributions may not exceed the lesser of 50 percent of the participant's annual compensation or the Internal Revenue Service (IRS) allowed maximum ($18,000 and $17,500 in 2015 and 2014, respectively, plus an additional $6,000 and $5,500 in 2015 and 2014, respectively, for participants age 50 or over). Participants direct the investment of their accounts among the investment funds offered by the Plan. Participants may change their investment options at any time. If a participant does not make an investment election upon enrollment, the participant's contributions are invested in the Comerica Destination Fund appropriate for the participant's age and can be redirected by the participant at any time at their discretion.
Rollover contributions are also accepted from other tax-qualified plans, provided certain specified conditions are met.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employer Matching Contributions
The Corporation makes a matching contribution on behalf of each participant of 100 percent of the first four percent of qualified earnings contributed by the participant, up to the current IRS compensation limit, invested based on the participant's investment elections. In the absence of a participant's investment election, the funds are initially invested in the Comerica Destination Fund appropriate for the participant's age. Employer matching contributions are 100 percent vested at the time they are contributed to a participant's individual account.
Dividend Election
The Plan discontinued the Corporation's common stock as an investment election available to participants for future contributions or reallocations from other investments in 2008. Participants may elect to either reinvest the dividends within the Plan or receive the dividends as cash with their regular pay.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Participant Loans
Participants generally may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their total contributions, matching contribution and rollover contribution account balances. Participants may have only two loans outstanding at any time. Each loan is required to be repaid within five years or less, or up to 15 years if the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest determined at origination (currently one percent above the Prime Rate published in The Wall Street Journal). Principal and interest are paid by the participant through payroll deductions that are credited to the participant's individual account. Participants are charged a fee to initiate each loan as well as a quarterly loan maintenance fee.
Distributions to Participants
Upon separation from service with the Corporation for any reason, a participant whose vested account balance is $5,000 or less may elect to receive either a lump sum or a rollover distribution. A participant whose vested account balance is greater than $5,000 may elect a distribution or remain in the Plan. Distribution options include a rollover, lump sum distribution or monthly, quarterly or annual installments over a fixed period. Distributions are recorded when paid.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. In addition, in-service withdrawals are permitted upon request of a participant with an attained age of at least 59 1/2 years.
Plan Expenses
Administrative and investment expenses incurred in connection with the operation of the Plan are paid by the Corporation and by revenue sharing with the recordkeeper. Certain participant loan fees and transaction expenses are deducted from loan or distribution proceeds, as applicable, or are charged directly to the participant's account. Additionally, the Plan offers fee-based advisory services to participants. Fees for these services are charged directly to the participant's account.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and reporting policies of the Plan conform to U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain items in prior periods were reclassified to conform to the current presentation.
The Plan elected to early adopt Accounting Standards Update (ASU) No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,” (ASU 2015-12), issued by the Financial Accounting Standards Board (FASB) in July 2015. ASU 2015-12 simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments which comprise 5 percent or more of total net assets available for benefits, as well as net appreciation or depreciation of investments by type. Part II also eliminates the requirement to disaggregate investments by nature, characteristics and risks; investments are required to be grouped only by general type. Part III only applies to plans that have a fiscal year-end that does not coincide with a month-end and, therefore, is not applicable to the Plan. The applicable provisions of ASU 2015-12 were retrospectively applied to the Plan's financial statements and accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Investment Valuation and Income Recognition
Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. GAAP establishes a three-level fair value hierarchy that prioritizes the information used to develop fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets recorded at fair value, it is the Plan's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.
Investment contracts held by a qualified plan are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. The contract value represents contributions plus earnings at the crediting rate, less participant withdrawals and administrative expenses. The Stable Value Fund primarily invests in fully benefit-responsive synthetic and security-backed guaranteed investment contracts in addition to collective trust funds.
Securities transactions are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as transaction fees and expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3. Investments in Master Trust
The Plan's assets are held in the Master Trust, together with assets of the Retirement Account Plan.
Each participating plan's interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investments. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions that can be specifically identified (primarily contributions, benefit payments and plan-specific expenses). The Plan's interest in the net assets of the Master Trust was approximately 97.3 percent and 97.8 percent at December 31, 2015 and 2014, respectively.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

The following table presents the fair values of investments in the Master Trust and the Plan's percentage interest in each investment fund of the Master Trust:

	Master Trust	Plan's Ownership Percentage
December 31, 2015
Mutual funds	$577,347,668	98.7%
Collective trust funds	403,387,569	93.9
Comerica Incorporated common stock	101,893,052	100.0
Total investments, at fair value	1,082,628,289	97.0
Fully benefit-responsive investment contracts, at contract value	130,501,231	99.2
Total investments	$1,213,129,520	97.3%
December 31, 2014
Mutual funds	$582,166,807	98.9%
Collective trust funds	380,710,366	94.8
Comerica Incorporated common stock	120,108,538	100.0
Total investments, at fair value	1,082,985,711	97.6
Fully benefit-responsive investment contracts, at contract value	136,164,025	99.3
Total investments	$1,219,149,736	97.8%
Investment (loss) income for the Master Trust was as follows:

Years Ended December 31	2015	2014
Net (depreciation) appreciation in fair value of investments	$(43,856,473)	$35,067,197
Dividend and interest income	30,047,654	31,377,315
Dividend income, Comerica Incorporated common stock	2,065,956	2,081,945
Total investment (loss) income	$(11,742,863)	$68,526,457
4. Fair Value
Fair value measurements are utilized to record fair value adjustments to certain assets and to determine fair value disclosures. Mutual funds, collective trust funds and Comerica Incorporated common stock are recorded at fair value on a recurring basis.
Assets at fair value in the Plan are categorized into a three-level hierarchy, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

The Plan elected to early adopt ASU No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share" (ASU 2015-07), issued by the FASB in May 2015. ASU 2015-07 removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy. Instead, these investments are included to permit reconciliation of the fair value hierarchy to the fair value investment balance on the statements of net assets available for benefits.
Following is a description of valuation methodologies and key inputs used to measure assets recorded at fair value, including an indication of the level of the fair value hierarchy in which the assets are classified. Transfers of assets between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.
Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the plan are quoted in an active market and are classified in Level 1 of the fair value hierarchy.
Collective trust funds: Collective trust funds are valued using the NAV provided by the administrator of the fund as a practical expedient to estimate fair value. The Stable Value Fund primarily invests in fully benefit-responsive synthetic and security- backed guaranteed investment contracts, as well as collective trust funds. The collective trust funds within the Stable Value Fund are also valued at the NAV provided by the administrators of the funds.
Comerica Incorporated common stock: Fair value measurement of Comerica Incorporated common stock is based upon the closing price reported on the New York Stock Exchange and is classified in Level 1 of the fair value hierarchy.
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents the recorded amount of the Plan's assets measured at fair value on a recurring basis and their level within the fair value hierarchy, as applicable. The Plan had no assets classified within Level 2 or Level 3 of the fair value hierarchy at December 31, 2015 and 2014. There were no liabilities measured at fair value at December 31, 2015 and 2014. There were no transfers of assets recorded at fair value into or out of Level 1 fair value measurements during the years ended December 31, 2015 and 2014.

	Total	Level 1
December 31, 2015
Investments at fair value:
Mutual funds	$569,984,906	$569,984,906
Comerica Incorporated common stock	101,893,052	101,893,052
Total investments in the fair value hierarchy	671,877,958	671,877,958

Collective trust funds, measured at net asset value	378,767,947
Total investments at fair value	$1,050,645,905
December 31, 2014
Investments at fair value:
Mutual funds	$575,990,964	$575,990,964
Comerica Incorporated common stock	120,108,538	120,108,538
Total investments in the fair value hierarchy	696,099,502	696,099,502

Collective trust funds, measured at net asset value	360,972,557
Total investments at fair value	$1,057,072,059

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31,
Collective trust funds:	2015 Fair Value	2014 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Asset allocation funds	$176,139,029	$167,223,785	None	Daily	None
Large cap fund	168,654,699	165,515,311	None	Daily	None
Stable value fund	15,867,242	8,558,476	None	Daily	12 months
Mid cap fund	14,191,258	16,435,470	None	Daily	None
Short-term investment fund	3,915,719	3,239,515	None	Daily	None
Total collective trust funds	$378,767,947	$360,972,557
5. Fully Benefit-Responsive Investment Contracts
The Plan holds a portfolio of investment contracts which includes a portfolio of separate account and security-backed guaranteed investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals. The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

Contract Value
December 31, 2015
Separate account guaranteed investment contracts	$22,572,620
Security-backed guaranteed investment contracts	106,920,519
Total	$129,493,139
Separate account and security-backed guaranteed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio is either owned by the contract issuer and segregated in a separate account for the benefit of the Plan (separate account guaranteed investment contract) or owned directly by the Plan (security-backed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0 percent. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, separate account and security-backed guaranteed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.
Separate account and security-backed guaranteed investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
In addition, if the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contracts’ coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract,

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but may not be limited to, the following:

•	material amendments to the Plan’s structure or administration;

•	complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan;

•	changes to competing investment options;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the stable value option.
6. Transactions With Parties-in-Interest
Certain Plan investments in the Master Trust are shares of collective trust funds managed by Comerica Bank (the Bank), a subsidiary of the Corporation. The Bank serves as trustee of the Plan. Transactions involving funds administered by the trustee qualify as exempt party-in-interest transactions. Participants direct how their contributions are invested within the Plan.
The Bank provides the Plan with certain accounting and administrative services for which no fees are charged.
On December 31, 2015 and 2014, the Plan held 2,435,885 shares and 2,564,230 shares of Comerica Incorporated common stock, respectively, with fair values of $101,893,052 and $120,108,538, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income from Comerica Incorporated common stock of $2,065,956 and $2,081,945, respectively.
7. Tax Status
The Plan received a determination letter from the IRS dated September 26, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan has been designed to comply with and is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan, and its predecessor plan, is no longer subject to income tax examinations for years prior to 2012.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total net assets available for benefits and the increase (decrease) in net assets available for benefits per the financial statements to amounts reported on Form 5500 for the years ended December 31, 2015 and 2014.

December 31	2015	2014
Net assets available for benefits per financial statements	$1,208,067,726	$1,220,504,468
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	288,491	1,201,721
Net assets per Form 5500	$1,208,356,217	$1,221,706,189

Increase (decrease) in net assets per financial statements	$(12,436,742)	$55,414,115
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	(913,230)	1,329,150
Increase (decrease) in net assets per Form 5500	$(13,349,972)	$56,743,265
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE
Comerica Incorporated Preferred Savings Plan

EIN: #38-1998421	Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans (a)	Interest rate range: 4.25% to 11.74%, with various maturity dates	$27,417,146
(a)    Party-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Comerica Incorporated Preferred Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

By: Comerica Bank, Trustee

/s/ John D. Buchanan
John D. Buchanan
Executive Vice President - Governance, Regulatory Relations and Legal Affairs, and Corporate Secretary
Dated: June 23, 2016

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)